

August 22, 2016

John Fichthorn
Dialectic Capital Partners, LP
119 Rowayton Avenue
2nd Floor
Norwalk CT 06853

Re: Covisint Corporation
Schedule 13D filed on June 2, 2016 by Dialectic Capital Partners, LP et al.
File Number: 005-87856

Dear Mr. Fichthorn,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 13D or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

<u>Schedule 13D</u>

1. Advise us what consideration has been given to amending the discussion in Item 4 of the above-captioned Schedule 13D to reflect the fact that a preliminary proxy statement was filed with the SEC on August 5, 2016 for the purpose of commencing a proxy contest to have the Dialectic nominees elected to the Board at the 2016 Annual Meeting. Refer to Section 13(d)(2) and Rule 13d-2(a).

2. Advise us what consideration has been given to amending Item 4 of the above-captioned Schedule 13D to reflect the fact that letter dated June 14, 2016 was delivered to the Board expressing concern with Covisint's financial performance and strategy and detailing why their belief that the Dialectic Nominees should be elected to the Board at the 2016 Annual Meeting. The filing of the letter on June 14, 2016 under the EDGAR tag DFAN14A does not satisfy any obligations that may have arisen under Section 13(d)(2) and Rule 13d-2(a).

3. We note that the Dialectic Proxy Statement indicates that the Filing Parties beneficially own 2,396,945 shares of the Company's common stock or 5.9% of the Covisint's 40,577,687 issued and outstanding shares of common. To the extent that the Schedule 13D is amended, please revise to amend to reflect the apparent additional share purchases that have been made since the initial filing on June 2, 2016. Refer to Item 5(c) of Schedule 13D.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules has been included. Since the participants possess the facts relating to its disclosures, they are responsible for the accuracy and adequacy of the disclosures.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP